UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VERENIUM CORPORATION

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

5.5% Convertible Senior Notes due 2027

(Title of Class of Securities)

92340PAA8

(CUSIP Number of Class of Securities)

Alexander A. Fitzpatrick, Esq.

Senior Vice President and General Counsel

Verenium Corporation

4955 Directors Place, San Diego, California 92121

(858) 431-8500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Matthew T. Browne, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$35,798,754	$4,103

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 5.5% Convertible Senior Notes due 2027, or the Notes, as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date. As of March 5, 2012, there was $34,851,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $35,798,754.

(2)	The amount of the filing fee was calculated at a rate of $114.60 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,103

Form or Registration No.: Schedule TO

Filing Party: Verenium Corporation

Date Filed: March 5, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by Verenium Corporation, a Delaware corporation (formerly known as Diversa Corporation) (the “Company”). The Schedule TO relates to the right of each holder (each, a “Holder”) of the Company’s 5.5% Convertible Senior Notes due 2027 (the “Notes”), to sell and the obligation of the Company to repurchase the Notes (the “Put Option”) pursuant to the terms of and subject to the conditions set forth in the Indenture (the “Indenture”), dated as of March 28, 2007, between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as set forth in the Company Notice to Holders of the Notes, dated March 5, 2012 (together with any subsequent amendments and supplements thereto, including the Company Notice dated March 26, 2012 attached hereto as Exhibit (a)(1), the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items  1 through 4 and 6, 8 and 9.

The Company is the issuer of the Notes and will repurchase all of the Notes, or such portions thereof in integral multiples of $1,000 in principal, that are properly tendered by the Holders under the terms and subject to the conditions set forth in the Indenture and the Option Documents. The Notes are convertible into shares of common stock, $0.001 par value per share, of the Company (“Common Stock”), subject to the terms, conditions and adjustments specified in the Indenture and the Notes.

On March 26, 2012, the Company received aggregate consideration of $37 million, including transaction and related expenses, in connection with its sale of certain of its assets related to its oil seed processing business to, and its having entered into certain license agreements related to certain of its products with, DSM Food Specialties B.V. (the “Asset Sale Transaction”). Proceeds from the Asset Sale Transaction will be used by the Company to fund its repurchase of the Notes upon the exercise by any Holder of the Put Option.

Pursuant to Section 3.08 of the Indenture and paragraph 8 of the Notes, each Holder has an option to require the Company to repurchase all or a portion of its Notes on April 1, 2012, however, since April 1, 2012 is a Sunday, the terms of the Indenture provide that the Company will repurchase all Notes that have been validly delivered on April 2, 2012, the first business day following April 1, 2012. While the scheduled repurchase date of the Notes is on April 2, 2012, the Company reserves the right, subject to compliance with applicable law, to extend the period of time during which the Company’s offer to Holders to exercise the Put Option is open, as more thoroughly described in the Company Notice.

The Company maintains its principal executive offices at 4955 Directors Place, San Diego, CA 92121 (telephone number (858) 431-8500).

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Documents is incorporated by reference into this Schedule TO.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) In addition to the Indenture and the Notes, the Company is party to the agreements and plans listed under Item 12 with respect to its securities. For a description of the material terms of such agreements and plans, see the Form 8-K, Form 10-K, Form S-1, Form S-8 or Schedule 14-A, as applicable, to which such agreement or plan has been filed, as indicated on the exhibit list under Item 12 of this Schedule TO, which are accessible free of charge through the Securities and Exchange Commission’s website at www.sec.gov.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Proceeds from the Asset Sale Transaction will be used by the Company to fund its repurchase of the Notes upon the exercise by any Holder of the Put Option. If all Holders exercise the Put Option, the Company will need $34,851,000 plus any accrued and unpaid interest up to, but excluding, the repurchase date to satisfy its obligations to repurchase the Notes.

(b) Not applicable.

(d) Not applicable.

Item 10.	Financial Statements.

Pursuant to Instruction 2 of Item 10 of Schedule TO, the Company believes that its financial condition is not material to a Holder’s decision whether to exercise the Put Option because (1) the consideration being offered to Holders consists solely of cash, (2) the offer is not subject to any financing conditions, (3) the offer applies to all outstanding Notes and (4) the Company is a public reporting company that files reports electronically on EDGAR.

Item 11.	Additional Information.

(a) Not applicable.

(c) Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)	Company Notice to Holders of 5.5% Convertible Senior Notes due 2027, dated March 26, 2012.

(a)(5)(1)	Press release issued on March 5, 2012—filed as an exhibit to the Company’s Schedule TO (File No. 005-60329), filed with the Securities and Exchange Commission on March 5, 2012.

(a)(5)(2)	Ratio of earnings to fixed charges—filed as an exhibit to the Company’s Schedule TO (File No. 005-60329), filed with the Securities and Exchange Commission on March 5, 2012.

(a)(5)(3)	Book value per share as of December 31, 2011—filed as an exhibit to the Company’s Schedule TO (File No. 005-60329), filed with the Securities and Exchange Commission on March 5, 2012.

(a)(5)(4)	Pro forma information—filed as an exhibit to the Company’s Schedule TO (File No. 005-60329), filed with the Securities and Exchange Commission on March 5, 2012.

(d)(1)	Indenture, dated March 28, 2007, between the Company and Wells Fargo Bank, National Association, a national banking association, as trustee, including Form of 5.50% Convertible Senior Note due 2027—filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on March 28, 2007, and incorporated herein by reference.

(d)(2)	Registration Rights Agreement, dated March 28, 2007, among the Company and the Initial Purchasers identified therein—filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on March 28, 2007, and incorporated herein by reference.

(d)(3)	Form of Warrant issued by the Company to Syngenta Participations AG—filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on January 6, 2003, and incorporated herein by reference.

(d)(4)	Form of Warrant—filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on February 25, 2008, and incorporated herein by reference.

(d)(5)	Form of Registration Rights Agreement—filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on February 25, 2008, and incorporated herein by reference.

(d)(6)	Form of Warrant—filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on October 6, 2009 and incorporated herein by reference.

(d)(7)	Form of Warrant—filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission on March 2, 2012, and incorporated herein by reference.

(d)(8)	1997 Equity Incentive Plan—filed as an exhibit to the Company’s Registration Statement on Form S-1 (No. 333-92853), filed with the Securities and Exchange Commission, and incorporated herein by reference.

(d)(9)	Form of Stock Option Grant Notice and Stock Option Agreement under the 1997 Equity Incentive Plan—filed as an exhibit to the Company’s Registration Statement on Form S-1 (No. 333-92853), filed with the Securities and Exchange Commission, and incorporated herein by reference.

(d)(10)	2005 Non-Employee Directors’ Equity Incentive Plan—filed as an exhibit to the Company’s Proxy Statement on Form Schedule 14-A (File No. 000-29173), filed with the Securities and Exchange Commission on April 15, 2005, and incorporated herein by reference.

(d)(11)	Verenium 2007 Equity Incentive Plan—filed as an exhibit to the Company’s Registration Statement on Form S-8 (File No. 333-145062), filed with the Securities and Exchange Commission on August 2, 2007, and incorporated herein by reference.

(d)(12)	Form of Executive Officer 2007 Equity Incentive Plan Option Agreement—filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on July 25, 2007, and incorporated herein by reference.

Exhibit Number	Description

(d)(13)	Form of Non-Executive Employee and Consultant 2007 Equity Incentive Plan Option Agreement—filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on July 25, 2007, and incorporated herein by reference.

(d)(14)	Form of Stock Option Grant Notice and Form of Exercise for use in connection with Executive Officer 2007 Equity Incentive Plan Option Agreement and Non-Executive Employee and Consultant 2007 Equity Incentive Plan Option Agreement—filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on July 25, 2007, and incorporated herein by reference.

(d)(15)	Form of Executive Officer 2007 Equity Incentive Plan Restricted Stock Bonus Agreement—filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on July 25, 2007, and incorporated herein by reference.

(d)(16)	Form of Non-Executive Employee and Consultant 2007 Equity Incentive Plan Restricted Stock Bonus Agreement—filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on July 25, 2007, and incorporated herein by reference.

(d)(17)	Form of Restricted Stock Bonus Grant Notice for use in connection with Executive Officer 2007 Equity Incentive Plan Restricted Stock Bonus Agreement and Non-Executive Employee and Consultant 2007 Equity Incentive Plan Restricted Stock Bonus Agreement—filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on July 25, 2007, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2012	VERENIUM CORPORATION

	By:	/s/ ALEXANDER A. FITZPATRICK
Alexander A. Fitzpatrick, Esq. Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Company Notice to Holders of 5.5% Convertible Senior Notes due 2027, dated March 26, 2012.

(a)(5)(1)	Press release issued on March 5, 2012—filed as an exhibit to the Company’s Schedule TO (File No. 005-60329), filed with the Securities and Exchange Commission on March 5, 2012.

(a)(5)(2)	Ratio of earnings to fixed charges—filed as an exhibit to the Company’s Schedule TO (File No. 005-60329), filed with the Securities and Exchange Commission on March 5, 2012.

(a)(5)(3)	Book value per share as of December 31, 2011—filed as an exhibit to the Company’s Schedule TO (File No. 005-60329), filed with the Securities and Exchange Commission on March 5, 2012.

(a)(5)(4)	Pro forma information—filed as an exhibit to the Company’s Schedule TO (File No. 005-60329), filed with the Securities and Exchange Commission on March 5, 2012.

(d)(1)	Indenture, dated March 28, 2007, between the Company and Wells Fargo Bank, National Association, a national banking association, as trustee, including Form of 5.50% Convertible Senior Note due 2027—filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on March 28, 2007, and incorporated herein by reference.

(d)(2)	Registration Rights Agreement, dated March 28, 2007, among the Company and the Initial Purchasers identified therein—filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on March 28, 2007, and incorporated herein by reference.

(d)(3)	Form of Warrant issued by the Company to Syngenta Participations AG—filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on January 6, 2003, and incorporated herein by reference.

(d)(4)	Form of Warrant—filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on February 25, 2008, and incorporated herein by reference.

(d)(5)	Form of Registration Rights Agreement—filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on February 25, 2008, and incorporated herein by reference.

(d)(6)	Form of Warrant—filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on October 6, 2009 and incorporated herein by reference.

(d)(7)	Form of Warrant—filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission on March 2, 2012, and incorporated herein by reference.

(d)(8)	1997 Equity Incentive Plan—filed as an exhibit to the Company’s Registration Statement on Form S-1 (No. 333-92853), filed with the Securities and Exchange Commission, and incorporated herein by reference.

(d)(9)	Form of Stock Option Grant Notice and Stock Option Agreement under the 1997 Equity Incentive Plan—filed as an exhibit to the Company’s Registration Statement on Form S-1 (No. 333-92853), filed with the Securities and Exchange Commission, and incorporated herein by reference.

(d)(10)	2005 Non-Employee Directors’ Equity Incentive Plan—filed as an exhibit to the Company’s Proxy Statement on Form Schedule 14-A (File No. 000-29173), filed with the Securities and Exchange Commission on April 15, 2005, and incorporated herein by reference.

(d)(11)	Verenium 2007 Equity Incentive Plan—filed as an exhibit to the Company’s Registration Statement on Form S-8 (File No. 333-145062), filed with the Securities and Exchange Commission on August 2, 2007, and incorporated herein by reference.

(d)(12)	Form of Executive Officer 2007 Equity Incentive Plan Option Agreement—filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on July 25, 2007, and incorporated herein by reference.

(d)(13)	Form of Non-Executive Employee and Consultant 2007 Equity Incentive Plan Option Agreement—filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on July 25, 2007, and incorporated herein by reference.

Exhibit Number	Description
(d)(14)	Form of Stock Option Grant Notice and Form of Exercise for use in connection with Executive Officer 2007 Equity Incentive Plan Option Agreement and Non-Executive Employee and Consultant 2007 Equity Incentive Plan Option Agreement—filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on July 25, 2007, and incorporated herein by reference.

(d)(15)	Form of Executive Officer 2007 Equity Incentive Plan Restricted Stock Bonus Agreement—filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on July 25, 2007, and incorporated herein by reference.

(d)(16)	Form of Non-Executive Employee and Consultant 2007 Equity Incentive Plan Restricted Stock Bonus Agreement—filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on July 25, 2007, and incorporated herein by reference.

(d)(17)	Form of Restricted Stock Bonus Grant Notice for use in connection with Executive Officer 2007 Equity Incentive Plan Restricted Stock Bonus Agreement and Non-Executive Employee and Consultant 2007 Equity Incentive Plan Restricted Stock Bonus Agreement—filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on July 25, 2007, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.